Exhibit 99.1

INVENTIVA

Société Anonyme with a Board of Directors

With a share capital of EUR 386,302.61

Registered Office: 50, Rue de Dijon, 21121 Daix

537 530 255 Trade and Companies Register of Dijon

Notice of meeting

The shareholders of Inventiva (the "Company") are informed that the Ordinary and Extraordinary General Meeting will be held virtually, with no shareholder physically present, on April 16, 2021 at 2 p.m., at the company's registered office: 50, rue de Dijon - 21121 Daix, France.

COVID-19 WARNING

The Combined General Meeting of the Company will be held virtually, without the physical presence of its shareholders and other persons entitled to attend.

This decision is made in accordance with the provisions of Ordinance no. 2020-1497 of December 2nd, 2020 extending and amending Ordinance no. 2020-321 of March 25th, 2020 adapting the rules for meetings and deliberations of meetings and governing bodies of legal persons and entities without legal personality under private law due to the covid-19 epidemic.

Indeed, given the administrative measures limiting or prohibiting travel or collective gatherings for health reasons, Inventiva is unable to physically convene its shareholders.

This Meeting will be broadcast live in video and audio format, unless technical reasons make this impossible or seriously disrupt the broadcast. The replay of this meeting will be available on the inventivapharma.com website as soon as possible after the meeting and, at the latest, before the end of the fifth business day following the meeting.

The scrutineers for this Meeting will be Mr Pierre Broqua and Mr Jean Volatier.

Given the technical difficulties, in particular related to the authentication of Inventiva shareholders prior to or during the meeting, the exercise of voting rights will be carried out prior to the General Meeting in one of the following ways:

- by mail using the voting form;

- by Internet on the secure voting platform Votaccess; or

- by giving proxy to the Chairman of the General Meeting or to any other natural or legal person.

Shareholders are invited to regularly consult the section dedicated to the General Meeting on the inventivapharma.com website, in order to have access to all updated information concerning the General Meeting.

TRANSLATION FOR INFORMATION PURPOSE ONLY

The Ordinary and Extraordinary General Meeting will have to deliberate on the following agenda:

AGENDA

Reading of the reports of the Board of Directors and the Statutory Auditor;

Ordinary items

1.	Approval of the statutory financial statements for the financial year ended December 31st, 2020;
2.	Appropriation of profit/loss for the financial year ended December 31st, 2020;
3.	Approval of the expenses and charges referred to in Article 39(4) of the French General Tax Code;
4.	Related-party agreements;
5.	Final approval of the fixed and variable compensation paid or awarded to Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer for the financial year ended December 31st, 2020;
6.	Final approval of the fixed and variable compensation paid or awarded to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer for the financial year ended December 31st, 2020;
7.	Approval of the information on corporate officers' compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code;
8.	Approval of the compensation policy for Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer;
9.	Approval of the compensation policy for Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer;
10.	Approval of the compensation policy of the Company's Directors;
11.	Renewal of the director's mandate of the company Sofinnova Partners, represented by Ms. Lucy Lu, for a period of 3 years;
12.	Appointment of the company Lison Chouraki Audit (LCA) as second Statutory Auditor;
13.	Appointment of the company R&Berg Audit as Alternate Auditor;
14.	Authorization granted to the Board of Directors to buyback the Company's shares;

Extraordinary items

15.	Authorization to the Board of Directors to reduce the share capital by cancellation of shares;
16.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, with shareholders’ preemptive subscription rights maintained;
17.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings, excluding offers referred to in Article L.411-2 1° of the French Code monétaire et financier;
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TRANSLATION FOR INFORMATION PURPOSE ONLY

18.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings referred to in Article L.411-2 1° of the French Code monétaire et financier;
19.	Authorization to the Board of Directors to set the issuance price on the capital increases by way of public offerings, without shareholders’ preemptive rights, pursuant to the terms and conditions set by the General Shareholders' Meeting, and up to the limit of 10% of the share capital;
20.	Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights;
21.	Authorization to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders’ preemptive subscription rights;
22.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares and securities giving access to the share capital of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company;
23.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in consideration for contributions in kind up to a maximum of 10% of the share capital, excluding the case of a public exchange offer initiated by the Company;
24.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders' preferential subscription rights;
25.	Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporating reserves, profits or premiums;
26.	Authorization to the Board of Directors to grant free shares to employees and/or certain corporate officers;
27.	Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options;
28.	Delegation of authority to the Board of Directors to decide on the issue of share subscription warrants, without shareholders' preemptive subscription rights, to the benefit of categories of persons;

On an ordinary basis

29.	Power for formalities.

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TRANSLATION FOR INFORMATION PURPOSE ONLY

INFORMATION

Shareholder status

Pursuant to Article R. 22-10-28 of the French Commercial Code, will be able to participate in the General Meeting, the shareholders who will justify:

-	in the case of registered shares: of an account registration of said shares in the Company's registered share accounts by Wednesday April 14th, 2021, zero hour, Paris time;

-	in the case of bearer shares: of an account registration of said shares (if applicable, in the name of the intermediary registered on behalf of the shareholder concerned in accordance with the legal and regulatory requirements) in the bearer securities accounts held by their intermediary by Wednesday April 14th, 2021, zero hour, Paris time. The authorized intermediaries will deliver a certificate of securities ownership, as an appendix to the remote voting form or proxy form filled by the shareholder or on behalf of the shareholder represented by the registered intermediary.

Only those shareholders who can prove their status by or before Wednesday April 14, 2021, zero hour, Paris time, under the conditions set out above, will be able to participate in this General Meeting.

Method of participation in the Shareholders' Meeting

Shareholders have several options for participating in the General Meeting held in camera : by proxy or by voting remotely (a) by mail or (b) via Internet.

a.	To vote remotely or by proxy by mail:

For registered shareholders: a postal voting form or proxy form will be sent directly to them. This form should be returned in the prepaid T envelope enclosed with the notice of meeting.

For holders of bearer shares: from this day, the postal voting form or proxy form can be requested from the intermediaries managing their shares. Each demand must be addressed by the financial intermediary to the Services des Assemblées of Société Générale, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3 at the latest six days before the date of the General Meeting (Article R. 225-75 of the French Commercial Code). The single postal voting form or proxy form must be submitted with a certificate of securities ownership drawn up by the financial intermediary who will have to forward these documents to the Services des Assemblées of Société Générale, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3.

In any case, the postal voting form or proxy voting form duly filled and signed (and accompanied by the certificate of securities ownership for the bearer shares) must be returned in such a way that the Services des Assemblées of Société Générale or the Company can receive it at least three (3) days before the date of the General Meeting (that is April 13, 2021). It is specified that this time limit shall not apply to designations or revocations of proxies for named persons which, in order to be validly taken into account, must be received no later than the fourth day preceding the General Meeting.

b.	To vote or give proxy via Internet:

Shareholders also have the option of transmitting their voting instructions and giving or revoking a proxy via Internet before the General Meeting, on the website Votaccess, under the following conditions:

-	For registered shareholders: they will be able to access Votaccess to vote or give proxy via Internet by logging in on the website www.sharinbox.societegenerale.com, using their Sharinbox access code and password sent to them by mail from Société Générale Securities Services. They must then follow the procedure described on the screen;

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TRANSLATION FOR INFORMATION PURPOSE ONLY

-	For holders of bearer shares: they will have to log in on the Internet portal of their account holders with their usual access codes. They will then have to click on the icon that will appear on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure described on the screen.

Beware, only those shareholders whose account holder has subscribed to Votaccess will be able to vote, give or revoke a proxy via Internet.

If the account holder of the shareholder has not subscribed to Votaccess, the notice of appointment and revocation of a proxy can nevertheless be effectuated by electronic means in accordance with the provisions of Articles R. 22-10-24 and R. 225-79 of the French Commercial Code according to the following procedures: by sending an email to his financial intermediary. This email must contain the following information: name of the Company, last name, first name, address, bank references of the principal, as well as the last name, first name and, if possible, address of the agent. The shareholder must ask his authorized intermediary to send a written confirmation to the Services des Assemblées of Société Générale, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3. In order for grants or revocations of proxy by electronic means to be validly taken into account, confirmations must be received no later than 3 p.m. (Paris time) the day before the General Meeting.

The secured platform Votaccess will be open as from Monday March 29, 2021, 9 a.m., Paris time. The ability to vote, give or revoke a proxy via Internet prior to the General Meeting will end on April 15, 2021, 3 p.m., Paris time. Shareholders are advised not to wait until the last days before the General Meeting to enter their instructions. It is specified that this time limit shall not apply to designations or revocations of proxies for named persons which, in order to be validly taken into account, must be received no later than the fourth day preceding the General Meeting.

Warning: As the proxy holder cannot physically attend the General Meeting, he must send his voting instructions in the form of a scanned copy of the single form to Société Générale, by e-mail to the following address assemblees.generales@sgss.socgen.com. The form must bear the surname, first name and address of the proxy holder, the words "In the capacity of proxy holder", and must be dated and signed. The voting directions are entered in the "I vote remotely" box of the form. He attaches a copy of his identity card and if applicable, a power of attorney from the legal entity he represents. In order to be taken into account, the electronic message must reach Société Générale no later than the fourth day preceding the date of the Meeting. In addition, for its own voting rights the proxy holder sends his or her voting instructions according to the usual procedures.

You are reminded that, in accordance with the provisions of Article R. 22-10-28 of the French Commercial Code:

-	any shareholder who has carried out any of the above formalities may sell all or part of his shares. However, if the sale is carried out before the second (2nd) business day preceding the General Meeting at zero hour, Paris time the Company or its proxy cancels or modifies accordingly, depending on the case, the vote or proxy. To this end, the authorized intermediary holding the account notifies the Company or its authorized representative of the transfer and provides it with the necessary information;

-	if the sale occurs after this period, it does not have to be notified by the authorized intermediary or taken into consideration by the Company, notwithstanding any agreement to the contrary.

Submission of written questions

In accordance with the provisions of Decree no. 2020-1614 of December 18, 2020 extending and amending Decree no. 2020-418 of April 10, 2020 and Decree no. 2020-629 of May 25, 2020, each shareholder will have the possibility to submit to the Board of Directors the written questions of his choice no later than the second (2nd) business day prior to the date of the General Meeting, that is Wednesday April 14, 2021.

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TRANSLATION FOR INFORMATION PURPOSE ONLY

Written questions must be sent to the Company's registered office by registered letter with acknowledgement of receipt. They must be accompanied by a certificate of account registration.

In accordance with the legislation in force, these questions may be answered together if they have the same content or relate to the same subject. In accordance with the provisions of Ordinance no. 2020-1497 of December 2, 2020 extending and amending Ordinance no. 2020-321 of March 25, 2020, all written questions asked by shareholders and the answers thereto will be published on the Company's website.

Right of communication

In accordance with Article 3 of the Ordinance no. 2020-321 of March 25, 2020 (amended and extended), shareholders may request the documents or information to which they may have access by electronic message prior to the General Meeting, provided that they indicate in their request the electronic address to which it may be sent.

All documents that must be made available to shareholders in connection with the General Meeting are available and may be communicated by electronic message, upon request, as from the publication of the notice of meeting or fifteen days before the General Meeting, depending on the document concerned, and, for the documents provided for in Article R.22-10-23 of the French Commercial Code (in particular, the text of the draft resolutions that are presented to the General Meeting by the Board of Directors), twenty-one days before the General Meeting on the Company's website : www.inventivapharma.com.

The Board of Directors

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